5/19

04030287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globe

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4025 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dw

DAT : 5/24/03

Ref.: File No. 82-4025

AR/S
12-31-03

GLOBEX

Annual Report 2003

TABLE OF CONTENTS

MESSAGE TO SHAREHOLDERS

WHAT A DIFFERENCE A YEAR MAKES

The junior exploration sector has turned on a dime as the result of a relatively sudden, across the board, increase in metal prices. At writing, prices of copper, zinc, lead, gold, silver and magnesium are up to 100% above the prices of one year ago. As a result, hundreds of millions of dollars were raised last year for exploration and development in Canada. Companies inactive for years have suddenly found new life.

What about Globex? Globex has, over the last roughly six years of depression in the junior exploration sector, concentrated on cutting expenses, auto-financing, preventing unwarranted shareholders dilution, and property maintenance and acquisition. We used the depressed minerals market as a catalyst to acquire, at rock bottom prices, either through purchase or staking, properties of geological or economic merit, to the point that Globex owns or has majority interest in 41 different properties (more under staking demand) encompassing the following elements or minerals, gold, silver, copper, zinc, magnesium, talc, uranium and diamonds.

Over the past six years although it was difficult to joint venture properties, as few juniors or even majors were active or funded, Globex managed to do enough joint ventures, to advance select projects (eg.: Duquesne West, Mooseland) while generating enough revenue to maintain the Company and its properties and aggressively acquiring assets.

Now it is time to turn our efforts toward reaping the rewards of our previous work. This means Globex, in addition to its standard modus operandi of property acquisition, will, now that the clients exist, turn much of its effort toward realizing the potential of its assets through joint ventures, strategic alliances and exploration.

In 2003, Globex achieved the following:

- Through our previous joint venture with Kinross, we established a 43-101 conformable resource on its 50% owned Duquesne West property. A resource of 1,067,000 tonnes grading 8.9 g/t Au (0.26 oz/ton) at a 4 g/t cut off or 665,000 tonnes grading 11.4 g/t Au (0.33 oz/ton) at a 5 g/t cut off was established.

- A new joint venture was created with Queenston Mining Inc. on the Duquesne West property subsequent to Kinross's withdrawal from the project in order to concentrate their effort in areas where Kinross have infrastructure. Queenston, using Globex's offices as a base, initiated and at writing have been carrying out a well planned and executed program of drilling on the property. Highlights in 2003 were the first two drill holes in the Liz Zone which returned minable grades over wide widths, 4.24 g/t Au over 8.0 metres and 4.53 g/t Au over 13.6 metres. Whether Queenston's efforts will outline a minable deposit or even result in an option renewal is yet to be determined but their exploration program on the Liz Zone has been of the highest caliber.

- Globex's magnesium - talc project has been on hold while we awaited finalization of the contract outlined in our memorandum of understanding with Saudi Arabian interests. Both the Federal and Quebec governments have been very patient while we struggled to complete the agreed upon deal. To date, our "partners" have not yet finalized the agreement and we have become convinced that they will not, although we can't seem to get a firm response one way or the other.

  On the other hand, the Federal and Quebec governments, recognizing the potential of the project have renewed our combined $8.8 million co-participation funding while we search for other partners. At present, Globex's magnesium project is being considered by a European group.

- Through a joint venture with Noranda, over $600,000 was spent on our Magusi - Fabie Bay polymetallic massive sulphide deposits. The deep drilling program failed to locate any new sulphide of economic significance and Noranda withdrew from the joint venture. The recent increases in the prices of copper, zinc, gold and silver, and the fact that the Fabie Bay deposit is developed to the point that relatively little expenditure could place the property into production, has prompted Globex to have its consulting engineer Jim Proudfoot ("Dr. No") do an economic evaluation of various scenarios, to determine whether or not production is presently economically viable from this property.

  Simultaneously, Globex has been approached, subsequent to year end, by several companies that wish, subject to due diligence and further negotiation to place the deposits into production. Globex is studying its options.

- In early 2003, Globex acquired the Russian Kid Gold Mine in Dasserat Township, Quebec which has a not 43-101 conformable resource of 1,124,532 tons grading 0.25 oz/ton Au. We quickly optioned the property to a start-up unlisted junior exploration company called Dasserat Resources Inc. In March 2004, Globex cancelled its joint venture agreement with Dasserat for non performance under the Russian Kid contract. Subsequently, due to the attraction of the known resource and existing infrastructure (a 2700 foot ramp and 3 levels developed) as well as the increase in the price of gold, Globex was approached by a company that is now determining whether or not they wish to advance the property to production.

- During the last quarter of 2003, Globex entered into discussions with Vedron Gold Mines Inc. regarding our Ramp property near Matheson, Ontario. In March 2004, Globex announced a joint venture with Vedron which will see significant expenditures on the property and important revenue for Globex.

- A significant gold discovery by Agnico Eagle on their Lapa property east of Cadillac, Quebec on the Cadillac Break has added importance to Globex's 50% owned Wood Gold Mine property and 100% owned Parbec Gold property, both of which straddle the Cadillac Break and have excellent exploration potential particularly to depth. During 2003, Globex transformed its 50% back-in-right into a 50% ownership right in the Wood Gold Mine property.

- At Globex's Wrightbar Gold property, Globex finalized the environmental clean-up and transformed the mining concession into claims thus eliminating any possible future environmental liability.

- In late 2003, Globex acquired 100% interest in one claim of the former Amtfield Goldfield's Gold Mine in Beauchastel Township, Quebec. A geological review has brought to light two near surface drill holes that intersected 0.07oz/ton Au over 129 feet in hole #S-36, and 0.05 oz/ton Au over 27.5 feet and 0.05 oz/ton over 59 feet in step-out hole #S-38 to the east. Globex intends to drill this zone during the summer of 2004.

- Globex increased its 25% interest to 100% interest in the Poirier South claims which adjoin the Poirier Mine and has had discussion on a possible option with a major base metal producer who wishes to perform geophysical surveys and drilling on the claims.

- Globex optioned its Pacaud diamond claims to Dianor Resources Inc. In late 2003, a series of drill holes were undertaken by Dianor to sample certain dyke units that were thought to be possible kimberlite. Subsequent analysis proved the dykes to be hypabyssal kimberlite with indicator minerals demonstrating the rocks as having the potential to contain diamonds. More drilling is planned for 2004. Globex maintains a 1% Net Diamond Royalty on the property as well as 100% interest in all other minerals.

- Basic exploration was undertaken on Globex's Wemindji area diamond claims by Wemindji Exploration. Globex maintains a 1% Net Diamond Royalty on this large claim package. More work is planned for 2004.

- During the year, Globex researched available data on its Eagle Gold Mine property in Joutel Township, Quebec. New data disclosed a deep largely untested gold intersection in a horizon parallel to the previously mined gold deposit. This intersection, 0.30 oz/ton Au over 31.7 feet occurs in a semi-massive pyrite horizon with quartz and carbonate. Drilling to outline this potential gold zone is very much warranted. Despite its depth (± 2000 feet), access to any potentially delineable gold zone would be relatively easy through the nearby Globex owned Eagle shaft and underground workings.

- During 2003, Azure Resources Corp. started work on Globex's Mooseland Gold property. A series of drill holes were undertaken on both the West and East Zones to confirm previously intersected high grade gold zones. This drilling was successful and Azure decided to proceed with the driving of a ramp into the West Gold zone in order to procure a bulk sample from three of the gold leads. The initial phase of the ramp was completed at about the year end and a 2000 tonne bulk sample was extracted in early 2004. At writing, Azure has received initial permits to start-up their 51% Dufferin Mill in order to process the 2000 tonne Mooseland bulk sample. Globex should receive revenue from the bulk sample and expects the first of six quarterly $250,000 option payments to be made at the end of April, 2004.

During 2003, Globex issued 300,000 flow-through shares at a price of $1.30/share (a 30% premium to market) the funds from which will be spent in Quebec and Ontario. 35,000 share options were exercised by one service provider and one employee during the year.

Globex cancelled 900,000 stock options to outside consultants for non performance related to funding of the magnesium - talc project.

1,788,000 options were extended an additional five years under the 1995 option plan for employees, service providers, officers and directors.

At year end, 13,455,204 shares were outstanding. Not a mean feat for a company which now has 41 properties, no significant debt and cash in the bank.

Jack Stoch
President
March 25, 2004

CAUTION

Globex wishes to advise shareholders and investors that unless specifically stated, resource calculations quoted in this Annual Report do not conform with National Instrument 43-101. They are historical calculations by previous operators, both major and junior companies, as the case maybe, and do not necessarily reflect mineral resources or reserves as defined under National Instrument 43-101.

Globex feels it is important in the interest of full disclosure to make these figures available but again with the proviso that shareholders and investors use caution when considering the resource figures.


BATEMAN BAY MINE
678,760 tonnes - 1.76% Cu, 4.13 g/t Au, 16.71 g/t Ag to a depth of 183m.
or 359,848 tonnes - 2.64% Cu, 4.35 g/t Au to a depth of 247m.
LAC SIMON
Showing on island up to 18.72% Zn, 0.09% Cu and 0.23 oz/T Au
Qtz boulders up to 1.63 oz/T Au and 8.2% Cu, select sample
GRANDROY PROPERTY
former copper-gold producer
POIRIER MINE
West and Q zones: 1,400,000 tons @ 1.24% Cu, 8.77% Zn
East zone: 300,000 tons @ 8.06% Zn
Main zone: 534,000 tons @ 2.50% Cu
+ gold & silver credits, open to depth
untested megatom anomaly
LOCATION MAP
NORMETAL MINE
Former massive sulphide producer
TONNANCOUR PROPERTY
± 70,000 tonnes @ 2.0% Cu and 3.1% Zn
best hole: 4.4% Cu, 8.2% Zn, 1.2g/t Au, 51g/t Ag over 3.7m
numerous untested geophysical conductors
Ontario
Québec
Porcupine-Destor Fault
LYNDHURST PROPERTY
New massive sulphide zones discovered at depth
6 holes: deepest hole intersected
8.37m(27.5 ft) @ 3.14% Cu and 28.8 g/t Ag
Second massive sulphide zone 24.7m(80 ft) further
20.2m(66.3 ft) massive sulphides
incl. 11.27m(37 ft) @ 0.10% Cu, 2.04% Zn, 15.8 g/t Ag
FABIE BAY PROPERTY
790,000 tons @ 2.70% Cu
ramp in place
LA MOTTE PROPERTY
200,000 tons @ 0.85% Ni
values in Copper, Platinum,
Palladium and Rhodium
Grenville Front
MAGUSI RIVER PROPERTY
Total of sulphide zones : 7,547,000 tons
West Zinc Zone: 1,382,591 tons @ 0.34% Cu, 6.61% Zn, 0.06 oz/T Au, 1.09 oz/T Ag
FW Copper Zone: 1,625,303 tons @ 2.93% Cu, 0.07% Zn, 0.01 oz/T Au, 1.03 oz/T Ag
East Zinc Zone: 228,179 tons @ 0.28% Cu, 5.28% Zn, 0.02 oz/T Au, 0.35 oz/T Ag
ZULAPA ZONE
3,800,000 tons @ 0.38% Cu and 0.38% Ni
Larder Lake-Cadillac Fault
VAUZE PROPERTY
Former massive sulphide producer
GEOLOGICAL LEGEND
Pleistocene ou Paleozoic
PROTEROZOIC
Dolomite, argillite, sandstone, graywacke, conglomerate
Nipissing diabase
ARCHEAN
Sedimentary rocks
Conglomerate, graywacke, arkose, argillite
Graywacke, schiste and paragneiss
Volcanic rocks
Dacite, rhyolite
Basalte and andesite
Komatiite and tholeiitic basalt
Intrusive rocks
Granite, syenite, granodiorite, massive monzonite
Tonalite, granodiorite, gneissic trondhjemite
Gneiss, migmatite
Anorthosite, pyroxenite, ferrodiorite, anorthositic gabbro, diabase
Regional fault
From: MRNFP Quebec, Pro-2000-12
As of 01/04/2004
Note:
Tonnage calculations predate 43-101 regulations and most likely do not conform to the new standards.
+1,000,000 tons
500,000 to 1,000,000 tons
50,000 to 500,000 tons
Exploration project
Scale: 0 10 20 30 Kilometres
ABITIBI-POLYMETALLIC PROJECTS
Quebec - Ontario
GLOBEX MINING ENTERPRISES INC.


ABITIBI-GOLD PROJECTS
Quebec - Ontario
GLOBEX MINING ENTERPRISES INC.
LOCATION MAP
Porcupine-Destor Fault
Larder Lake-Cadillac Fault
Grenville Front
Ontario
Québec
EAGLE PROPERTY
New zone: 0.30 oz/Ton Au over 31.7 ft
BUCKELL LAKE
Showing up to 87.13 oz/T Au
TUT PROPERTY
Open gold zone
Deepest hole: 6.29 g/t Au over 5.7m
DUVAY PROPERTY
Reported 6,657,187 tons @ 0.06 oz/ton Au
open gold zone, large alteration zone, potential open pit
FONTANA PROPERTY
Reported 968,000 tonnes @ 0.17 oz/ton Au
holes up to 47 ft @ 0.48 oz/ton Au
wedge 125 ft @ 0.51 oz/ton Au
RAMP GOLD MINE
793,474 tons @ 0.235 oz/T Au to 1200 ft
open to depth
parallel zones intersected 16 g/t Au over 1.4m
(0.47 oz/T over 4.6 ft)
DUQUESNE WEST GOLD ZONES
1,067,033 tonnes @ 8.89 g/t (0.26 oz/T) Au at 4 g cut off
664,661 tonnes @ 11.44 g/t (0.33 oz/T) Au at 5 g cut off
VICTORIA PROPERTY
on Porcupine-Destor Break
wide zones of fuschitic alteration and gold
COURVILLE PROPERTY
gold in drill holes
TRANSTERRE PROPERTY
gold values in drill holes and on surface
FISH LAKE GOLD ZONE
87,000 tons @ 6.0 g/t (0.175oz/T) Au
TARMAC PROPERTY
numerous gold intersections in felsic dyke
between Kiena and Siscoe Mines
RUSSIAN KID GOLD DEPOSIT
1,124,532 tons @ 0.247 oz/T Au
2,672 ft ramp and 3 levels (150', 300' and 425 ft)
NORDEAU GOLD DEPOSITS
689,259 tons @ 6.0 g/t (0.175oz/T) Au
ARNTFIELD GOLDFIELDS PROPERTY
no follow up on shallow drill hole grading
0.07 oz/T Au over 129 ft
BATEMAN GOLD ZONE
up to 12.8 g/t (0.34oz/T) Au over 5.5m (18ft)
BEAUCHASTEL SOUTH
4.5 km of Cadillac Fault
LAGUERRE-KNUTSON
Laguerre Zone : 50,680 tons @ 0.13 oz/T Au
Knutson veins : 0.42 oz/T Au over 5.3 ft for 160 ft
0.25 oz/T Au over 5.9 ft for 90 ft
untested, highly altered cross structure
WOOD GOLD MINE
1,040,000 tons @ between 5.49 and 6.86 g/t
(0.16 and 0.20 oz/T) Au
open to depth and on parallel horizons
WRIGHTBAR PROPERTY
±200,000 tons of undetermined grade
ramp and 5 levels in place
BEAUCHASTEL ROUYN NORTH
Horne Rhyolites
Halliwell Cu, Au Zone
Peltier North Gold Zone
BLACKCLIFF GOLD DEPOSIT
468,342 tonnes @ 7.11 g/t (0.21 oz/T) Au
PARBEC GOLD DEPOSIT
455,000 tonnes @ 4.65 g/t (0.135 oz/T) Au
open to depth , 1900 ft ramp in place
GEOLOGICAL LEGEND
Pleistocene ou Paleozoic
PROTEROZOIC
Dolomite, argillite, sandstone, graywacke, conglomerate
Nipissing diabase
ARCHEAN
Sedimentary rocks
Conglomerate, graywacke, arkose, argillite
Graywacke, schiste and paragneiss
Volcanic rocks
Dacite, rhyolite
Basalte and andesite
Komatiite and tholeiitic basalt
Intrusive rocks
Granite, syenite, granodiorite, massive monzonite
Tonalite, granodiorite, gneissic trondhjemite
Gneiss, migmatite
Anorthosite, pyroxenite, ferrodiorite, anorthositic gabbro, diabase
Regional fault
+1,000,000 tons
500,000 to 1,000,000 tons
50,000 to 500,000 tons
Exploration project
Scale: 0 10 20 30 kilometres
From: MRNFP Quebec, Pro-2000-12
As of 01/04/2004
Note:
Tonnage calculations predate 43-101 regulations and most likely do not conform to the new standards.



350 Km North
WEMINDJI DIAMOND PROJECT
+ 18,000 hectares covering numerous targets
LOCATION MAP
Porcupine-Destor Fault
Ontario
Quebec
MAGNESIUM PROJECT
+100,000,000 tons
±58% magnesite, 27% talc, 16% quartz
scoping study completed
PACAUD DIAMOND PROJECT
hypabyssal kimberlite intersected
indicator minerals
HUNTERS POINT PROJECT
Uranium up to 12% U_3O_8
Gold up to 1.25 oz/T
In quartzite-Witwatersrand model
Larder Lake-Cadillac Fault
Grenville Front
N
GEOLOGICAL LEGEND
Pleistocene ou Paleozoic
PROTEROZOIC
Dolomite, argillite, sandstone, graywacke, conglomerate
Nipissing diabase
ARCHEAN
Sedimentary rocks
Conglomerate, graywacke, arkose, argillite
Graywacke, schiste and paragneiss
Volcanic rocks
Dacite, rhyolite
Basalte and andesite
Komatiite and tholeiitic basalt
Intrusive rocks
Granite, syenite, granodiorite, massive monzonite
Tonalite, granodiorite, gneissic trondhjemite
Gneiss, migmatite
Anorthosite, pyroxenite, ferrodiorite, anorthositic gabbro, diabase
Regional fault
+1,000,000 tons
500,000 to 1,000,000 tons
50,000 to 500,000 tons
Exploration project
Scale: 0 10 20 30 kilometres
Timmins
Kirkland Lake
Larder Lake
Cadillac
Val-d'Or
Amos
Senneterre
Matagami
Chapais
Chibougamau
Lebel-sur-Quévillon
Haileybury
Cobalt
Belleterre

From: MRNFP Quebec, Pro-2000-12

As of 01/04/2004

Note:
Tonnage calculations predate 43-101 regulations and most likely do not conform to the new standards.

ABITIBI MAGNESIUM, DIAMOND AND URANIUM PROJECTS
Quebec - Ontario

GLOBEX MINING ENTERPRISES INC.



MOOSELAND GOLD MINE
640,070 T @ 0.47 oz/T Au
new ramp and bulk sample 2004
JACOBIE PROPERTY
Cu showings
VULCAN MOUNTAIN
2,000 ft long Au zone
up to 20.6 g/t Pt and 2.24 g/t Pd
in new undrilled structure
BELL MOUNTAIN GOLD DEPOSIT
2,100,000 tons @ 0.04 oz/T Au, 1.20 oz/T Ag
SUFFIELD MINE
540,000 tonnes grading
7.0% Zn, 0.9% Pb, 2.86% Ag and Tr. Au
+1,000,000 tons
500,000 to 1,000,000 tons
50,000 to 500,000 tons
Exploration project
CANADA
UNITED STATES
MEXICO
Greenland
(DENMARK)
RUSSIA
ROCKY MOUNTAINS
Arctic Ocean
North Pacific Ocean
North Atlantic Ocean
Gulf of Mexico
Lambert Conformal Conic Projection,
standard parallels 37°N and 65°N
Boundary representation is
not necessarily authoritative.

Note: Tonnage calculations predate 43-101 regulations and most likely do not conform to the new standards.

As of 01/04/2004

Properties outside the Abitibi Greenstone Belt

AT HOME IN NORTH AMERICA

GLOBEX MINING ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of results of operations and liquidity should be read in conjunction with the audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2003. Globex is a Canadian mining exploration company with at present, no producing properties. As such, the Company's main sources of funds for operations are derived from optioning of its exploration properties and equity financing with less significant contribution from sale of marketable securities, government grants and interest income.

At December 31, 2003, Globex had cash and cash equivalents of $2,061 (2002 - $80,913). Marketable securities, carried at lower of cost and market, were $85,161 (2002 - $108,797). Total assets on December 31, 2003 were $1,623,426 compared to $1,948,259 on December 31, 2002.

Total current liabilities on December 31, 2003 were $54,323 compared to $34,411 on December 31, 2002. Globex has no long term debt.

Related party transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties. During the year the company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage space totalling $92,700 (2002 - $91,348). Included in accounts payable is $12,721 (2002 - NIL) owing to a company controlled by a shareholder.

Globex had working capital of $347,060 at December 31, 2003 (2002 - $165,999) and Management is of the opinion that the current cash position is sufficient to meet current commitments. In the past, the Company has been able to finance its activities through options, joint-ventures and public and private financings. Development of mineral properties would require significant financial resources. The Company may advance the development of mineral properties through joint-venture participation.

In 2003 the Company raised a net of $292,896 (2002 - $40,000) in equity financing. Shares issue costs in 2003 were $18,654 (2002 - NIL).

Investments in mining properties and deferred exploration in 2003 amounted to $90,028 compared to $125,973 in 2002.

Globex sustained a net loss in 2003 of $688,141 compared to a net loss of $286,859 in 2002. Total income in 2003 was $276,058 compared to $237,453 in 2002. The $38,605 favourable income variance resulted mainly from increased option income (Azure Resources Corp. and Dianor Resources Inc.) offset by a reduction in gain on sale of investments. Administrative expenses and others were $383,305 in 2003 as compared to $266,554 in 2002 due to a general increase in activity coupled with an augmentation of services and related fees. Write-down of mineral properties and deferred exploration was $510,516 in 2003 compared to $248,430 in 2002. Loss on sale of mining properties and write down of marketable securities was $40,823 and $22,275 respectively in 2003 and Nil in 2002.

The Company has adopted the CICA Handbook recommendations concerning "Stocked Based Compensation and other Stock-Based Payments". This section requires that stock based compensation to non employees should be recognized on a fair value basis. For the year ended December 31, 2003, the Company granted 150,000 stock options (net of cancellations) with a fair value of $50,500 which was recognized in the Company accounts.

During the year, the Company issued 230,768 share purchase warrants which entitle the holder thereof to acquire one common share at an exercise price of $1.75 per share to December 30, 2004 and $1.95 per share for a period of one year thereafter.

At year end, 13,455,204 shares were outstanding compared to 13,189,436 at December 31, 2002.

MANAGEMENT'S RESPONSIBILITY

The management of Globex Mining Enterprises, Inc. is responsible for the financial statements and the financial information contained in this annual report. Management maintains an internal accounting control system that offers reasonable assurance as to the reliability of the financial information.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. McKechnie Moore, Chartered Accountants, have been appointed external auditors of the Company. Their report expresses an opinion on the consolidated financial statements. The Board of Directors including the Audit Committee have reviewed and approved the consolidated financial statements contained in this annual report.

Jack Stoch
CEO & President

Dianne Stoch
CFO & Secretary-Treasurer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002, the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McKechnie Moore
Chartered Accountants
Ottawa, Ontario
March 25, 2004

CONSOLIDATED BALANCE SHEETS

GLOBEX MINING ENTERPRISES INC.
Incorporated under the laws of Quebec

As at December 31

	IN DOLLARS 2003	2002
ASSETS		
Current		
Cash	2,061	80,913
Marketable securities – at lower of cost and market (Market value $169,845 ; 2002 - $194,948)	85,161	108,797
Accounts receivable	313,408	9,877
Prepaid expenses	753	823
	401,383	200,410
Reclamation bonds (note 3)	131,225	204,515
Capital assets (note 4)	23,975	22,019
Mineral properties and deferred exploration expenses (note 9)	1,066,843	1,521,315
	1,623,426	1,948,259
LIABILITIES		
Current		
Accounts payable and accrued liabilities	54,323	34,411
SHAREHOLDERS' EQUITY		
Share Capital		
Common shares **(notes 5 and 6)**	34,160,266	33,848,716
Contributed surplus	50,500	-
Deficit	(32,641,663)	(31,934,868)
	1,569,103	1,913,848
	1,623,426	1,948,259

See accompanying notes

On behalf of the Board:

Jack Stoch, Director **Dianne Stoch, Director**

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

	IN DOLLARS	
	2003	**2002**
INCOME		
Gain on sale of investments	63,098	206,170
Interest	3,257	5,612
Options	187,062	19,446
Other	22,641	6,225
	276,058	237,453
EXPENSES		
Amortization	6,417	8,670
Capital tax	6,156	9,279
Exploration expenditures, write-downs and abandoned claims written off	510,516	248,430
Loss on sale of mining properties	40,823	-
Loss on disposal of capital assets	-	658
Office and general	163,959	97,436
Outside services	119,913	92,185
Professional fees	56,854	42,638
Telephone	5,027	7,275
Transfer agent fees	8,901	9,273
Travel and automotive	22,495	8,468
Write-down of marketable securities	22,275	-
	963,336	524,312
LOSS BEFORE INCOME TAXES	(687,278)	(286,859)
Income taxes	863	-
NET LOSS	(688,141)	(286,859)
DEFICIT, BEGINNING OF YEAR	(31,934,868)	(31,648,009)
SHARE ISSUE EXPENSES	(18,654)	-
DEFICIT, END OF YEAR	(32,641,663)	(31,934,868)
LOSS PER SHARE		
Basic	(0.052)	(0.022)
Fully diluted	(0.045)	(0.019)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

		IN DOLLARS	
		2003	**2002**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net loss		(688,141)	(286,859)
Non-cash items	. amortization	6,417	8,670
	. loss on disposal of capital assets	-	658
	. write-down of mineral properties	470,074	-
		(211,650)	(277,531)
(Increase) decrease in non-cash working capital		(259,913)	101,621
		(471,563)	(175,910)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Contributed surplus		50,500	-
Share capital		311,550	40,000
Share issue expenses		(18,654)	-
		343,396	40,000
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES			
Reclamation bonds		73,290	(3,970)
Capital assets		(3,373)	(260)
Deferred exploration expenses		6,162	90,459
Mineral properties		(21,764)	110,387
		49,315	196,616
(DECREASE) INCREASE IN CASH		(78,852)	60,706
CASH, BEGINNING OF YEAR		80,913	20,207
CASH, END OF YEAR		2,061	80,913

See accompanying notes

GLOBEX MINING ENTERPRISES INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

1. **Nature of Operations**

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

2. **Significant Accounting Policies**

a) Principles of Consolidation
The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globex Nevada Inc. and Gold Capital Corporation.

b) Translation of Foreign Currencies
Monetary assets and liabilities of foreign subsidiaries and foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year.

c) Capital Assets
Capital assets are recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows:

Machinery, office equipment and computer equipment, using the straight line method over periods from three to seven years or the diminishing balance method at rates varying from 20 to 30 percent.

d) Mineral Properties and Deferred Exploration Expenses
The Company capitalizes the costs of acquisition of mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method.

The Company capitalizes all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the mineral properties upon commencement of production using the unit-of-production method.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to NIL prior to recognizing any gains. Costs related to abandoned projects will be written off.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

e) **Values**
The amounts shown for mineral properties and for deferred exploration expenses represent costs to date and are not intended to reflect present or future values.

f) **Fair Value of Financial Instruments**
The carrying value of the Company's financial instruments classified in the working capital, approximate their fair value due to the relatively short periods to maturity of the instruments.

g) **Use of Estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

h) **Realization of Assets**
Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

i) **Credit Risk**
The Company does not believe it is subject to any significant concentration of credit risk. Cash and short term investments are in place with major financial institutions and corporations.

j) **Stock Based Compensation**
Effective in 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Under the new section, stock-based compensation should be recognized on a fair value basis for stock-based payments to non-employees, and to employee awards that are direct awards of stock, or call for settlement in cash or other assets. The new section permits the Company to continue its existing policy that no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The new section however does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair-value based accounting method had been used to account for employee stock options.

3. Reclamation Bonds

Reclamation bonds have been posted by the Company to secure clean-up expenses if various properties are closed or abandoned.

Notes to the Consolidated Financial Statements

4. Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	$ 14,688	$ 14,607	$ 81	$ 115
Office Equipment	34,864	18,050	16,814	11,766
Vehicles	11,980	11,052	928	1,327
Computers	23,918	17,840	6,078	8,681
Software	13,142	13,068	74	130
	$ 98,592	$ 74,617	$ 23,975	$ 22,019

5. Stock Based Compensation Plans

The Plans are primarily for directors, officers and senior management personnel of Globex. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Globex. Options granted under the Plan typically have a five year term. They terminate upon the optionee ceasing to be employed by or associated with Globex. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

CICA Handbook Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options issued subsequent to January 1, 2002 under the fair value method. Had the Company determined compensation expense costs based on the fair value at the grant dates for stock options under CICA Handbook Section 3870, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

	2003	2002
Net loss - as reported	$ (688,141)	$ (286,859)
Stock-based compensation expense	-	(189,250)
Net loss - pro forma	$ (688,141)	$ (476,109)
Basic loss per share - as reported	$ (0.052)	$ (0.022)
Basic and diluted loss per share - pro forma	$ (0.052)	$ (0.036)

The diluted loss per share is the same as the basic loss per share as it results in a decrease in the loss per share. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. In 2003, no options were granted to employees. In the year ended December 31, 2002, 770,000 options with weighted average fair values of $0.20 and $0.27 were granted and valued using the following weighted average assumptions: risk-free interest rates of 4.25% and 5.20%; expected volatility of 104.9%; expected life of 5 years; and, expected dividend yield of 0%.

Notes to the Consolidated Financial Statements

5. Stock Based Compensation Plans (cont'd)

The Company has adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments". This section requires that stock based compensation to non employees should be recognized on a fair value basis. For the year ended December 31, 2003, the Company granted 150,000 stock options (net of cancellations) with average fair values of $0.36, $0.26 and $0.39 to non-employees and valued them using the Black-Scholes option pricing model and the following weighted average assumptions: risk free interest rates of 3.40%, 2.40% and 2.60%; expected volatility of 91%; expected lives of 2 and 3 years and expected dividend yield of 0%. The fair value of $50,500 has been recognized in the Company accounts.

The Company has granted the following options which are outstanding at December 31, 2003 and 2002:

Expiry Date	Exercise Price Per Share	Number of Options Outstanding 2003	2002
To Senior Executives:			
March 22, 2011	$ 0.20	83,000	83,000
May 10, 2011	0.32	750,000	750,000
March 22, 2012	0.25	275,000	275,000
November 12, 2012	0.34	350,000	350,000
To Consultants:			
December 5, 2004	0.3075	25,000	25,000
October 3, 2005	1.00	50,000	-
April 30, 2006	0.75	50,000	-
April 30, 2006	1.50	50,000	-
December 21, 2008	0.25	60,000	60,000
May 19, 2010	0.21	100,000	100,000
May 2, 2011	0.26	50,000	50,000
May 3, 2012	0.45	10,000	25,000
November 12, 2012	0.34	100,000	100,000
To Employees:			
December 21, 2003	0.25	-	5,000
May 19, 2005	0.21	-	5,000
March 22, 2012	0.25	10,000	20,000
		1,963,000	1,848,000

During the year 35,000 (2002 - NIL) options were exercised, 1,050,000 (2002 - 770,000) were issued, 900,000 (2002 - NIL) were cancelled and NIL (2002 - 180,000) expired.

Notes to the Consolidated Financial Statements

6. Share Capital

Authorized: Unlimited common shares

Issued:

	2003		2002	
Balance, beginning of year	13,189,436	$ 33,848,716	13,061,786	$ 33,808,716
Options exercised	35,000	11,550	-	-
Flow-through	230,768	300,000	-	-
Private placement	-	-	127,650	40,000
Balance, end of year	13,455,204	$ 34,160,266	13,189,436	$ 33,848,716

411,100 (2002 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities.

The balance of 36,100 common shares were issued as consideration for a property which has since been abandoned and thus will not be released from escrow.

During the year, 230,768 shares were issued for cash.

During the year, the Company issued 230,768 share purchase warrants which entitle the holder thereof to acquire one common share at an exercise price of $1.75 per share to December 30, 2004 and $1.95 per share for a period of one year thereafter.

7. Income Taxes

The Company has losses for tax purposes of approximately $2,448,100 (2002 - $2,266,100) which may be applied to reduce future taxable incomes of the Company. These losses expire as follows:

2004	$ 376,000
2005	427,000
2006	384,200
2007	465,400
2008	440,100
2009	171,200
2010	184,200

The Company has approximately $949,300 of Canadian exploration expenditures which under certain circumstances, may be utilized to reduce taxable incomes of future years.

Notes to the Consolidated Financial Statements

8. Related Party Transactions

During the year, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage space totalling $ 92,700 (2002 - $91,348). These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties. Included in accounts payable are amounts owing to a company controlled by a shareholder of $12,721.

9. Schedule of Mineral Properties and Deferred Exploration Expenses

	2003			2002
	Mineral Properties	Deferred Exploration Expenses	Total Carrying Amount	Total Carrying Amount
CANADA				
British Columbia	$ -	$ 8,271	$ 8,271	$ 8,271
Nova Scotia	-	-	-	6,333
Ontario	47,387	62,456	109,843	107,122
Quebec	119,656	339,418	459,074	922,946
USA	13,887	475,768	489,655	476,643
	$ 180,930	$ 885,913	$ 1,066,843	$ 1,521,315

2003 additions to mineral properties were $56,996. Deferred exploration expenses in the year were $31,116 (net of grants).

CORPORATE INFORMATION

Board of Directors & Officers

Jack Stoch
Director & President
Rouyn-Noranda, CANADA

Dianne Stoch
Director & Secretary-Treasurer
Rouyn-Noranda, CANADA

Ian Atkinson
Director
Houston, USA

Chris Bryan
Director
Whitby, CANADA

Joel D. Schneyer
Director
Denver, USA

Head Office
Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
URL: http//www.globexmining.com

Stock Exchange Listing
Toronto Stock Exchange
Trading Symbol: GMX

Auditors
McKechnie Moore Chartered Accountants
1390 Prince of Wales Drive
Suite 500
Ottawa, Ontario
K2C 3N6 CANADA

Legal Counsel
Heenan Blaikie SRL/ LLP
1250 boul. René-Lévesque Ouest
Suite 2500
Montreal, Quebec
H3B 4Y1 CANADA

Transfer Agent & Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 CANADA
Telephone: (514) 982-7888
Fax: (514) 982-7580

Annual Meeting of Shareholders
June 8, 2004, at 9:30 a.m.
Hotel Albert
Suite Richmont
84 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA

Ref.: File No. 82-4025

GLOBEX MINING ENTERPRISES INC.
146-14th Street
Rouyn-Noranda, Quebec
CANADA
J9X 2J3

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting of Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: Hotel Albert
Salle Richmont
84 avenue Principale
Rouyn-Noranda, Quebec

Date: Tuesday, June 8, 2004

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2003 and the auditors' report thereon;

2. To elect directors;

3. To appoint auditors and authorize the directors to fix their remuneration;

4. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule A to the Management Proxy Circular, approving in advance the issuance by way of private placement of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company;

5. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule B to the Management Proxy Circular, approving the extension of the terms of stock options held by the five directors and senior officers of the Company; and

6. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 19th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Jack Stoch
President

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Globex Mining Enterprises Inc. (the "Company") of proxies to be used at the Annual and Special General Meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers, directors and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. **A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.**

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of directors; (ii) the appointment of auditors; (iii) the resolution approving in advance the issuance by way of private placement of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company; and (iv) the resolution approving the extension of the terms of stock options held by the five directors and senior officers of the Company, as stated under such headings in this Management Proxy Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES

As at April 19, 2004, there were 13,490,204 issued and outstanding common shares of the Company. Each common share entitles the holder thereof to one vote. The Company has fixed April 19, 2004 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to vote at the Meeting. The Company will prepare a list of shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such shareholder, which list shall be as at a date not later than ten days after the Record Date.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDER

The following table sets out, as of April 19, 2004, the name of the only person who, to the best knowledge of the senior executives of the Company, exercises control or direction over more than 10% of the issued and outstanding common shares of the Company:

Name and place of residence	Number of Common Shares	Percentage of Common Shares
Géoconseils Jack Stoch Ltée (1) Rouyn-Noranda, Quebec	1,982,027	14.5%

(1) Géoconseils Jack Stoch Ltée is wholly-owned by Jack Stoch, the President and a director of the Company.

ELECTION OF DIRECTORS

The Board currently consists of five directors. The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Each director will hold office until the next annual general meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name and position with the Company	Principal occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at April 19, 2004
Jack Stoch President and Director	President of the Company	1983	1,962,027
Dianne Stoch Secretary-Treasury and Director	Private Consultant	1985	589,647
Chris Bryan Director	Mining Analyst (retired)	1983	25,000
Ian Atkinson [(1)] Director	Private Consultant	1987	-
Joel Schneyer [(1)] Director	President Mercantile Resource Finance, Inc. (advisor-mining sector)	1997	-

(1) Member of the Audit Committee

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Company and has been furnished by the respective nominees individually. The Company does not have an Executive Committee of the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company does not carry liability insurance for its directors and officers.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2003, 2002 and 2001 of the Chief Executive Officer and the one other executive officer of the Company (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Number of Options Granted	Restricted Stock Awards	LTIP Payouts	All Other
Jack Stoch	2003	-	-	60,000[(1)]	-	-	-	-
President and	2002	-	-	60,000[(1)]	175,000	-	-	-
Chief Executive Officer	2001	-	-	60,000[(1)]	483,000	-	-	-
Dianne Stoch	2003	-	-	19,500	-	-	-	-
Chief Financial Officer and	2002	-	-	18,000	300,000	-	-	-
Secretary-Treasurer	2001	-	-	18,000	350,000	-	-	-

(1) The foregoing amounts were paid to a company controlled by Mr. Stoch as consulting and/or retainer fees.

Option Grants During the Most Recently Completed Fiscal Year

No options were granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2003. The following table sets out the value of the options held by the Named Executive Officers at fiscal year end.

Name	Shares Acquired On Exercise	Value Realized ($)	Number of Unexercised Options at Fiscal Year End Exercisable / Unexercisable	Value of Unexercised in the Money Options at Fiscal Year End Exercisable / Unexercisable [1]
Jack Stoch	-	-	658,000/ -	$560,850/ -
Dianne Stoch	-	-	650,000/ -	$542,500/ -

(1) The value of unexercised "in the money" options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2003 ($1.15) less the respective exercise prices of the options.

Remuneration of Directors

During the fiscal year ended December 31, 2003, the Company did not pay any cash remuneration or grant any options to its directors for their services in such capacity.

APPOINTMENT OF AUDITORS

McKechnie Moore, Chartered Accountants, who have served as the auditors of the Company since 1985, advised the Company that they do not wish to stand for re-appointment as the auditors of the Company. Management of the Company intends to nominate McCarney Greenwood LLP, Chartered Accountants, Toronto, Ontario, for appointment as the auditors of the Company at the Meeting.

In light of the foregoing, a reporting package is annexed to this Management Proxy Circular as Schedule C. The reporting package contains a: (a) Notice of Change of Auditors dated April 7, 2004 by the Company; (b) letter dated April 7, 2004 from McKechnie Moore, Chartered Accountants; (c) letter dated April 7, 2004 from McCarney Greenwood LLP, Chartered Accountants; and (d) Confirmation of Audit Committee Review dated April 9, 2004 signed by Mr. Ian Atkinson, Chairman of the Audit Committee of the Company.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as the auditors of the Company until the next annual general meeting of shareholders.

ADVANCE SHAREHOLDER APPROVAL FOR PRIVATE PLACEMENTS

The Company from time to time investigates opportunities to raise financing on advantageous terms. It is possible that the Company will undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the applicable rules of the Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a special warrant, common share purchase warrant or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions. The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

The Toronto Stock Exchange has a working practice whereby it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

As at April 19, 2004, there are 13,490,204 common shares of the Company issued and outstanding; the Company proposes that the maximum number of shares which would either be issued or made subject to issuance under one or more private placements in the twelve-month period commencing June 8, 2004 would not exceed 8,094,122 shares, or 60% of the Company's issued and outstanding shares as at April 19, 2004.

Any private placement effected by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within twelve months of the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the Toronto Stock Exchange which currently require that the issue price per common share must not be less than the closing market price of the common shares on the Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to the Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is substantially at arm's length or will materially affect control, in which case specific shareholder approval may be required.

The text of the resolution with respect to advance shareholder approval for private placements is annexed as Schedule A to this Circular. In order for the resolution to be adopted, it must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

The directors of the Company believe the adoption of the resolution is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event that the resolution is not passed, the Toronto Stock Exchange may require specific shareholder approval for any private placements that results in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule. Such restrictions could impede the Company's rapid access to required funds on favourable terms by obliging the Company to call a special meeting of shareholders for the purposes of obtaining specific shareholder approval.

EXTENSION OF STOCK OPTIONS

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options.

On October 27, 2003, the Board of Directors of the Company adopted a resolution which extended from five years to ten years the terms of stock options held by ten persons in respect of an aggregate of 1,788,000 common shares. The exercise prices of the stock options range from $0.20 to $0.34 per share. Of the ten persons holding the stock options, four are service providers to the Company, one is an employee of the Company, and five are directors and senior officers of the Company.

The Toronto Stock Exchange has approved the extension of the terms of the stock options held by the four service providers to, and one employee of, the Company. The Toronto Stock Exchange has conditionally approved the extension of the terms of the stock options held by the five directors and senior officers of the Company, subject to approval of the extension by the "disinterested" shareholders of the Company, that is, shareholders other than the five directors and officers and their associates.

The details of the stock options held by the five directors and officers in respect of which the terms have been extended are as follows:

Name and Position	Number of Common Shares Subject to the Option	Original Expiry Date	Exercise Price ($)
Jack Stoch President and Director	83,000 400,000 100,000 75,000	March 22, 2006 May 10, 2006 March 22, 2007 November 12, 2007	0.20 0.32 0.25 0.34
Dianne Stoch Secretary-Treasurer and Director	350,000 100,000 200,000	May 10, 2006 March 22, 2007 November 12, 2007	0.32 0.25 0.34
Chris Bryan Director	25,000 25,000	March 22, 2007 November 12, 2007	0.25 0.34
Ian Atkinson Director	25,000 25,000	March 22, 2007 November 12, 2007	0.25 0.34
Joel Schneyer Director	25,000 25,000	March 22, 2007 November 12, 2007	0.25 0.34

The foregoing represents stock options in respect of an aggregate of 1,458,000 common shares. In each case, the term of the stock option has been extended by five years.

The text of the resolution with respect to the extension of the terms of the stock options is annexed as Schedule B to this Circular. In order for the resolution to be adopted, it must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution, other than votes cast by the five directors and officers and their associates. The five directors and officers and their associates own or control an aggregate of 2,576,674 common shares, representing 19.1% of the Company's issued and outstanding common shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The following is a description of material transactions involving the Company in which members of management or insiders of the Company have an interest.

Duquesne West Property

The Company owns a 50% interest in the Duquesne West gold property in Duparquet township, Quebec. The remaining 50% interest is owned by Géoconseils Jack Stoch Ltée ("GJSL"), a private company controlled by Jack Stoch, the President and a director of the Company. GJSL acquired its interest in the Duquesne West property in 1986, prior to the Company becoming a publicly-listed company in 1988.

During the year ended December 31, 2003, Queenston Mining Inc. entered into an option agreement with the Company and GJSL with respect to the Duquesne West property. Under the option agreement, in order to earn a 50% interest in the Duquesne West property from GJSL, Queenston Mining Inc. must over a four year period: (a) make cash payments totalling $750,000 and issue 1,000,000 shares to GJSL; and (b) spend $8.0 million in exploration on the Duquesne West property. If the foregoing conditions are met, in order for Queenston Mining Inc. to earn an additional 10% interest in the Duquesne West property from the Company, Queenston Mining Inc. must over the next two years complete and deliver a bankable feasibility study to the Company.

Upon exercise of the option in full, Queenston Mining Inc. will have a 60% interest and the Company a 40% interest in the Duquesne West property. GJSL's only interest in the Duquesne West Property will be a 1.0% net metals royalty.

Ramp Gold Property

The Company owns a 100% interest in the Ramp Gold property in Beatty, Carr, Coulson and Wilkie townships, Ontario. The Ramp Gold property was acquired in 2001 from McWatters Gold Mines in a transaction involving GJSL, Jack Stoch and the Company.

In order to facilitate the acquisition of the Ramp Gold property by the Company: (a) Jack Stoch transferred a 100% interest in the Kiena West property (a twelve-claim property adjoining the operating Kiena Gold Mine in Quebec) to McWatters Gold Mines in exchange for a 1% net smelter royalty with respect to the Ramp Gold property; (b) GJSL transferred its 2% net smelter royalty with respect to the Sigma East claims (a property adjoining the operating Sigma Gold Mine) to McWatters Gold

Mines in exchange for a 1/2% net smelter royalty with respect to the Ramp Gold property; and (c) the Company transferred one claim known as the Aumaque Gold property to McWatters Gold Mines.

Wood Gold Property

The Company owns a 50% interest in the Wood Gold property, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company in January 2003 by a prospecting group of which GJSL is a member. After the transfer, GJSL holds a 17.5% undivided interest in the Wood Gold property. The Company is project manager and the prospecting group has agreed to vend its remaining 50% interest in the Wood Gold property to the Company for shares and cash, in amounts yet to be determined. It is expected that an agreement will be entered into in 2004.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

CORPORATE GOVERNANCE PRACTICES

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSX Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed company must disclose on an annual basis its approach to corporate governance with reference to the guidelines. The following are the guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Company's practice as regards each of the guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

   Under the *Companies Act* (Quebec), the directors are required to manage the Company's business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

   In addition to those matters which must by law be approved by the Board, Board approval is required for the annual budget; any material dispositions, material acquisitions and investments outside of the ordinary course of business or not provided for in the approved budget; long-term strategy; organizational development plans; and the appointment of executive officers.

   The Board meets as required. The Company's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

2. As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the following matters:

   (a) adoption of a strategic planning process

   The Board oversees and monitors on an "as needed" basis significant corporate plans and strategic initiatives. The Board's strategic management process may consist of an annual review of the Company's business plan and budget, and annual reviews of, and discussions with management relating to, strategic and budgetary issues. The Board maintains oversight of management's strategic planning initiatives through, among other things, budgetary reviews and approvals on an "as needed" basis. Extraordinary initiatives not provided for in the approved budget require Board approval.

(b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks

The Board reviews the principal risks inherent in the Company's business, including financial risks, and assesses the systems established to manage those risks. The Board has established an Audit Committee that provides general advice from time to time to the President and reports to the Board, which also receives progress and financial reports from management.

(c) succession planning, including appointing, training and monitoring senior management

The Board plans succession and monitors the performance of senior management.

(d) communications policy for the corporation

The President is responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by the President or, when appropriate, by another of the Company's employees.

(e) integrity of the corporation's internal control and management information systems

Directly, and through its external auditors, the Board assesses the integrity of the Company's internal financial control and management information systems. In particular, the Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls.

3. The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors.

The Board currently consists of five directors. The Board considers that three of its five directors are "unrelated", that is, they are independent of management and free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with such person's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings.

Of the five persons proposed for election as directors at the Meeting, the Board considers that three are unrelated and two are related.

4. The board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

A "significant shareholder" is defined in the TSX Report as a shareholder with the ability to exercise a majority of the votes for the election of directors. The Company does not have a significant shareholder within the meaning of the TSX Report, in that no shareholder has the ability to exercise a majority of the votes for the election of directors.

5. Disclosure for each director whether he or she is related, and how that conclusion was reached.

The Board considers that Ian Atkinson, Chris Bryan and Joel Schneyer are unrelated directors in that none is an executive officer or employee of, or consultant to, the Company.

The Board considers that Jack Stoch and Dianne Stoch are related directors, in that each is a senior officer of the Company.

6. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors as a group is responsible for recommending potential new directors and assessing the performance and contribution of directors.

7. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

Because the Company does not have a Nominating Committee, the Board of Directors is responsible for assessing the effectiveness of all committees and individual directors.

8. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Company does not currently have a formal orientation program for new directors. There have been no new directors of the Company since 1997.

9. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board has determined that an appropriate size for the Board, given the current stage of the Company's development, is between five and nine directors. The Company currently has five directors.

10. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

During the fiscal year ended December 31, 2003, the directors of the Company did not receive any cash remuneration for serving in that capacity. The Board has not formally reviewed the compensation of directors.

11. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has established one committee, the Audit Committee, which is comprised exclusively of outside, unrelated directors. The members of the Audit Committee are Ian Atkinson and Joel Schneyer.

12. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation approach to governance issues.

The Board of Directors is responsible for developing and monitoring the Company's approach to corporate governance issues.

13. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Management is expected to provide effective leadership in all aspects of the Company's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning the Company's business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

14. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Due to the size and nature of the Company, meetings of the Board are chaired by Jack Stoch, the President of the Company. The Board has not appointed a "lead director".

15. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is responsible for, among other matters:

(a) reviewing and making recommendations for: the appointment and engagement of independent auditors; the audit plan; proposed changes to major accounting policies; internal controls; the appointment of the Secretary-Treasurer; the annual audit of the Company's financial statements; and internal accounting practices and policies; and

(b) reviewing, prior to their release, the annual and interim financial statements of the Company and public disclosure documents containing financial information.

Both members of the Audit Committee are outside directors.

16. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors may engage outside advisors at the expense of the Company, with the approval of a majority of the non-management directors.

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.

Jack Stoch
President

DATED at Rouyn-Noranda, Quebec
April 19, 2004

SCHEDULE A

SHAREHOLDERS' RESOLUTION

WHEREAS the Company may enter into one or more private placements which may result in the issuance of a number of common shares greater than 25% of the number of currently issued and outstanding common shares;

IT IS RESOLVED:

THAT the issuance by the Company in one or more private placements during the twelve-month period commencing June 8, 2004 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 60% of the number of issued and outstanding common shares as at April 19, 2004, being the date of the Management Proxy Circular of the Company dated April 19, 2004, as more particularly described in and subject to the restrictions described in such Circular, is hereby approved.

SCHEDULE B

SHAREHOLDERS' RESOLUTION

WHEREAS pursuant to the Company's stock option plan (the "Plan"), the Board of Directors has granted stock options to five directors and senior officers of the Company in respect of an aggregate of 1,458,000 common shares (the "Stock Options"), as set out in the section of the Management Proxy Circular entitled "Extension of Stock Options";

WHEREAS the Plan provides that stock options granted thereunder may have terms of up to ten (10) years;

WHEREAS the Stock Options initially had terms of five (5) years;

WHEREAS the Board of Directors has extended the respective terms of the Stock Options by an additional five (5) years;

WHEREAS under the policies of the Toronto Stock Exchange, the extension of the respective terms of the Stock Options is subject to approval by the shareholders of the Company, other than the five directors and officers and their associates:

IT IS RESOLVED:

That the extension of the respective terms of the Stock Options from five (5) years to ten (10) years be and it is hereby approved.

SCHEDULE C

REPORTING PACKAGE

GLOBEX MINING ENTERPRISES INC.

NOTICE OF CHANGE OF AUDITORS

TO: AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

AND TO: McKECHNIE MOORE, CHARTERED ACCOUNTANTS

AND TO: McCARNEY GREENWOOD LLP, CHARTERED ACCOUNTANTS

April 7, 2004

McKechnie Moore, Chartered Accountants, have advised Globex Mining Enterprises Inc. (**"Globex"**) that they do not wish to stand for re-appointment as the auditors of Globex at the next annual general meeting of shareholders. Globex intends to nominate McCarney Greenwood LLP, Chartered Accountants, for appointment as the auditors of Globex at the next annual general meeting of shareholders.

The Audit Committee of Globex has considered the advice from McKechnie Moore, Chartered Accountants, and has approved the nomination of McCarney Greenwood LLP, Chartered Accountants, for appointment as the auditors of Globex.

McKechnie Moore, Chartered Accountants, have been the auditors of Globex since 1985. There have been no reportable events between Globex and McKechnie Moore, Chartered Accountants, in connection with the audit of the fiscal years of Globex ended December 31, 2003 and December 31, 2002, nor did the auditors' report on the financial statements for such fiscal years contain any reservations.

GLOBEX MINING ENTERPRISES INC.

Per: ______________________
Jack Stoch
President

MCKECHNIE MOORE

MM

CHARTERED ACCOUNTANTS

PAUL H. MCKECHNIE, B.COMM., C.A.

WILLIAM J. MOORE, C.A.

April 7, 2004

To: Autorité des Marchés Financiers
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Sirs:

We acknowledge receipt of the Notice of change of Auditors dated April 7, 2004 (the "Notice") from Globex Mining Enterprises Inc. ("Globex") relating to our decision not to stand for re-appointment as the auditors of Globex. We hereby advise that based upon our present knowledge, we agree with the information contained in the Notice.

Signed at Ottawa, Ontario this 7 day of April 2004.

McKechnie Moore

McKechnie Moore
Chartered Accountants

SUITE 500 • 1390 PRINCE OF WALES DRIVE • OTTAWA • ONTARIO K2C 3N6 • TEL. 613 228-8786 • FAX 613 228•3343

McCarneyGreenwood

TO: AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

Sirs:

We acknowledge receipt of the Notice of Change of Auditors dated April 7, 2004 (the "**Notice**") from Globex Mining Enterprises Inc. ("**Globex**") relating to: (a) the decision of McKechnie Moore, Chartered Accountants not to stand for re-appointment as the auditors of Globex; and (b) the intention of Globex to nominate our firm for appointment as the auditors of Globex at the next annual general meeting of shareholders.

We hereby advise that based upon our present knowledge, we agree with the information contained in the Notice.

SIGNED at Toronto, Ontario, this 7th day of April 2004.

McCarney Greenwood LLP

McCarney Greenwood LLP
Chartered Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street Suite 900 Toronto Canada M5J 2R8

CONFIRMATION OF AUDIT COMMITTEE REVIEW

TO: AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

AND TO: McKECHNIE MOORE, CHARTERED ACCOUNTANTS

AND TO: McCARNEY GREENWOOD LLP, CHARTERED ACCOUNTANTS

The Audit Committee of Globex Mining Enterprises Inc. ("**Globex**") has reviewed the following documents in respect of the change of auditors of Globex:

1. a Notice of Change of Auditors dated April 7, 2004 from Globex (the "**Notice**");

2. a letter dated April 7, 2004 from McKechnie Moore, Chartered Accountants, in response to the Notice; and

3. a letter April 7, 2004 from McCarney Greenwood LLP, Chartered Accountants, in response to the Notice.

SIGNED at The Woodlands, Texas, this 9th day of April, 2004.

Ian Atkinson
Chairman - Audit Committee of
Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.
"At Home in North America"
(GMX: Toronto Stock Exchange)
13,490,203 shares issued and outstanding

May 4, 2004

BULK SAMPLE BEING PROCESSED - PAYMENT RECEIVED FROM AZURE

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has received the first of six **Two Hundred and Fifty Thousand Dollar ($250,000)** quarterly option payments from Azure Resources Corp. (AZR – Venture Exchange) related to Azure's option to purchase Globex's Mooseland Gold Property in Nova Scotia. Seventy-Five Thousand (75,000) shares of Azure, which also form part of the first payment are being delivered shortly.

Azure has further announced that underground exploration at Mooseland is scheduled to resume once all geological data gathered and the results of the 2,000 tons bulk sample taken on the West Zone have been analyzed. In addition, a drill program will be conducted on the East Zone as well as underground drilling on the West Zone.

From April 10th to April 19th, 1,500 tons of the 2,000 ton Mooseland bulk sample were crushed and passed through a gravity circuit which previous test work has indicated recovers 65% of the gold content. According to Azure, the concentrate will be processed shortly as will the remaining 500 tons of gold bearing rock. Test work has shown that the addition of a flotation circuit to the mill will improve gold recovery up to 95%. An application to install a flotation circuit has been submitted to the Nova Scotia government.

Globex is pleased with Azure's progress to date and looks forward to the next phase of exploration and development.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

GLOBEX **(GMX: Toronto Stock Exchange)** **Ref.: File No. 82-4025**

13,490,203 shares issued and outstanding

April 30, 2004

MAGNESIUM PRICES REBOUND
ANALYTICAL RESULTS RECEIVED FROM TEST WORK

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to provide an update on recent mineralogical test work undertaken by Globex on samples from 4 cross sectional drill holes on Globex's Timmins, Ontario, magnesium-talc project.

One hundred samples of split NQ core representing a linear 247.7 metre (812.8 ft) core length cross section were analyzed by SGS – Lakefield Research utilizing the QemSCAN technique. The objective of the study was the quantitative determination of the sample mineral assemblage, with special emphasis on the magnesite content and magnesium deportment. Of the 100 samples, 85 were from the magnesite ore body and 15 were from country rock on either side.

The samples were inventoried, weighed and crushed to –10 mesh using a jaw crusher. Preliminary mineralogical testing of the samples was performed including Tyler size analysis, petrographic examination, X-ray diffraction and scanning electron microscope (SEM) analysis.

The samples were stage-crushed to 100% passing 28 mesh for the QemSCAN study. A portion of each –28 mesh sample was submitted for chemical analysis. The chemical analysis is comprised of a determination of major element oxides by borate fusion X-ray fluorescence and total carbon by leco. One graphite impregnated polished grain mount was prepared from a representative split of each sample. The grain mounts were subjected to bulk modal analysis using the LEO 440 QemSCAN. QemSCAN (Quantitative Evaluation of Materials using Scanning Electron Microscopy) is an automated mineral analysis system. The qualified person in charge of the project at SGS Lakefield Research was Nichola McKay, M Sc., P.Geo., Senior Mineralogist.

Based upon the QemSCAN analysis, the mean mineral assemblage of the magnesite-talc ore body in the area tested is as follows:

Magnesite	52.8%	Calcite	0.1%
Talc	28.1%	Other	0.1%
Quartz	8.7%	Mg - Silicates	0.0%
Oxides (Fe/Ti/Cr) (combined)	3.6%	Ankerite	0.0%
Chlorite	3.2%	Sulphides	0.0%
Dolomite	2.1%	Feldspars	0.0%
Serpentine	1.3%		

The magnesium content as calculated by weight percent (wt.%) reports 69.4% to the magnesite, 24.2% to the talc, 3.6 % to chlorite, 1.4% to serpentine and 1.3% to dolomite.

Previous test work has shown that the talc has a brightness of 89, no associated asbestos fibres and is a marketable by-product. Plans include a separation and marketing of this talc by-product.

Magnesium prices rebound

There have been dramatic changes in the magnesium market over the past year, the most important of which has been the steady rise in the price of magnesium. This is due in large part to China's inability to fulfill supply contracts due to shortages of coal, electricity and ferrosilicon, all integral to their production process. US dollar price quotes reported on April 23rd have ranged from $2,150/mt to $2,250/mt FOB China Main Port while United States Spot Western prices are quoted at $2,976/mt to $3,197/mt or approximately US$1.40/lb. This is a significant increase over the price of just one year ago.

Globex's project has the potential of providing a long-term secure magnesium supply to North American markets. The Federal and Quebec governments have agreed to fund one half of the required expenditure to complete the bankable feasibility study. Globex is seeking its 50% share of funding through various avenues.

Magnesium is the lightest of all structural metals. It is 35.6% lighter than aluminium and 77.8% lighter than iron. Its light weight makes it especially useful where weight reduction and tensile strength are important such as the automobile, aerospace and portable electronic industries. As new applications are developed, such as high temperature alloys, it is projected that magnesium use will rise dramatically.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

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